Filed by Foundation Coal Holdings, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.
Commission File No.: 1-32423

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JOY
CHRISSY KAPLAN

Alpha Natural Resources – Foundation Coal Merger

Roadshow Presentation

June 2009

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.

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Forward Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Alpha Natural Resources, Inc. (“Alpha”) and Foundation Coal Holdings, Inc. (“Foundation”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Alpha’s and Foundation’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Foundation will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Alpha and Foundation that also constitutes a prospectus of Foundation. Alpha and Foundation will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Foundation with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing Foundation’s website at www.foundationcoal.com under the tab “Investors” and then under the heading “Financial Information and SEC Filings”.

Participants in the Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha’s executive officers and directors in Alpha’s definitive proxy statement filed with the SEC on April 3, 2009. You can find information about Foundation’s executive officers and directors in their definitive proxy statement filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

Transaction Summary

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Per Share Consideration	Foundation stockholders to receive 1.084 Alpha shares for each Foundation share Transaction value of $2.0 billion, including $530 million of net debt[(1)] Combined enterprise value of $4.0 billion
Premium	Exchange ratio represents a 37% premium to Foundation stockholders based on the 5-day average closing prices as of 5/08/09
Structure	All-stock, tax-free merger Pro forma shares outstanding: 121 million basic, 123 million fully diluted
Pro Forma Ownership	59% Alpha / 41% Foundation, based on fully-diluted basis
Closing Conditions	Regulatory approvals, including HSR clearance Alpha and Foundation stockholders' approval No financing condition (plan in place to preserve Foundation debt)
Board of Directors	10 members: 6 from Alpha; 4 from Foundation; 7 of which are independent
Headquarters	Abingdon, VA
Name	Alpha Natural Resources, Inc.
Timing	Transaction expected to be completed second half of 2009

(1) Market data as of announcement on 5/11/09.

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Compelling Strategic Rationale

- Increases scale and scope, creating a premier U.S. coal company
- Diversifies operating risk and balances product mix through national footprint
- Combines quality reserves, creating fourth-largest reserve base in U.S.
- Blends operations well-suited to cope with near term markets and benefit from price recovery
- Ensures strong near-term cash flow supported by favorable committed position
- Produces substantial annual synergies—conservatively estimated at $45 mm—beginning in 2010
- Positions company for growth, with strong balance sheet and substantial liquidity
- Joins two experienced management teams with complementary values and established track records

Foundation Coal - The Right Partner

Alpha Natural Resources

FOUNDATION COAL HOLDINGS, INC.

(Pro forma combined operations - all figures in millions of tons)



Northern Appalachia

Production Capacity	17.3
2008 Shipments	17.9
Reserves	800

Powder River Basin

Production Capacity	55.0
2008 Shipments	49.2
Reserves	760

Illinois Basin

Reserves	26

Central Appalachia

Production Capacity	25.0
2008 Shipments	32.1
Reserves	762

Note: Pro forma figures as of 12/31/08.

Creating a Premier U.S. Coal Company

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Market Capitalization (1) *($ in billions)*



$9.1
$7.4
$3.3
$2.7
$2.0
$2.0
$1.7
$1.3
$0.7
$0.6
$0.5
BTU
CNX
Pro Forma ANR
ACI
ANR
MEE
WLT
FCL
PCX
JRCC
ICO

LTM 3/31/09 Revenue ($ in billions)



$6.8
$4.8
$4.2
$3.1
$3.0
$2.5
$1.9
$1.7
$1.5
$1.2
$1.1
$0.6
BTU
CNX
Pro Forma ANR
MEE
ACI
ANR
PCX
FCL
WLT
ARLP
ICO
JRCC

LTM 3/31/09 EBITDA (2) *($ in millions)*



$1,891
$1,252
$725
$675
$657
$544
$430
$297
$295
$157
$63
$49
BTU
CNX
Pro Forma ANR
ACI
MEE
WLT
ANR
ARLP
FCL
ICO
JRCC
PCX

LTM 3/31/09 Production (mm tons)



223.2
133.1
91.5
68.3
64.9
42.5
41.8
26.4
23.1
17.8
11.4
7.5
BTU
ACI
Pro Forma ANR
FCL
CNX
MEE
PCX
ARLP
ANR
ICO
JRCC
WLT

Source: Company filings.
(1) Market data as of 5/29/09. Pro forma ANR at transaction exchange ratio.
(2) Based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.

A Diversified National Footprint

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2008 Pro Forma Production = 93.0 mt


CAPP
26.8 mt
29%
PRB
49.2 mt
53%
18%
NAPP
17.0 mt

- Geographical diversification smoothes demand variations between regions

2008 Pro Forma Coal Sales = 99.2 mt


Met
13.4 mt
14%
Steam
85.8 mt
86%

- Thermal business provides stability to sales portfolio
- Adds to Alpha's leading met position in U.S.

2008 Pro Forma Reserves = 2.3 bt


ILB
26 mt
1%
PRB
760 mt
32%
CAPP
762 mt
32%
35%
NAPP
800 mt

- Diverse, high quality reserves enhance blending capabilities
- Large NAPP/PRB mines complement smaller CAPP mines

2008 Pro Forma Mining Methodology Mix


Continuous
Miner
18.4 mt
20%
Surface - West
49.2 mt
53%
15%
Long - Wall
13.7 mt
12%
Surface - East
11.6 mt

- Most diversified mining portfolio, with 35 underground mines, 24 surface mines and 14 preparation and blending plants

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Complementary Core Values

- Conduct business ethically, honestly and with integrity
- Safe practices are essential; employees are our most valuable resource
- Strive for excellence and continuous improvement
- Be a good citizen to the community and the environment
- Customer satisfaction is our primary business focus
- Work as a team
- Treat all stakeholders with respect and dignity

Meaningful Combined Organic Growth Profile

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Region	Project	Resource	Capacity	Comments
PRB	PRB Expansion (Phase III)	n/a	65 mtpy	❖ Expand capacity by 10 mtpy as conditions warrant ❖ Achieved through additional truck/shovel equipment
PRB	Belle Ayr LBA	200 mt	n/a	❖ LBA sale expected in 2010
NAPP	Foundation Mine	~420 mt	7-14 mtpy (Pitt #8 longwalls) 3 mtpy (Sewickley CM)	❖ Will sustain NAPP production as Emerald depletes (2018), and later Cumberland (mid 2020s) ❖ Expansion opportunity up to 3mtpy in Sewickley seam
NAPP	Freeport Mine	~73 mt	3 mtpy	❖ Will produce high quality, high volmet coal ❖ Incremental growth opportunity (not replacement)
CAPP	Harts Creek Mine	~95 mt	2-3 mtpy	❖ Located near Laurel Creek loadoutand prep plant ❖ Up to 4 underground supersections
CAPP	Deep Mine 41	~34 mt	1.1 mtpy	❖ High quality met or steam ❖ Belt directly to prep plant
CAPP	Deep Mine 37	~5.8 mt	~540 ktpy	❖ High quality met or steam ❖ Dual rail loading capability (CSX, NS)

Freeport Project Details

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- Located in NE Greene County, PA approximately 10 miles NE of Waynesburg
- Coal will be mined from the Freeport seam containing high quality metallurgical grade coal
- The reserve area contains approximately 73 million tons of controlled reserves
- Adjacent reserves could add approximately 45 million tons of similar quality
- Projected production of ~3 million clean tons per year, utilizing continuous miner technology
- Monongahela River location provides significant transportation and cost advantage
- Initial production could begin in 2012 with full production expected 1-2 years later

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Favorable Near-Term Committed Position

Percentage Planned Sales Committed and Priced


100%
97%
57%
80%
59%
10%
2009 Pro Forma
2010 Pro Forma
Western Thermal
Eastern Thermal
Eastern Met

2010 Committed Position vs. Peer Group (1)


75%
74%
66%
66%
64%
59%
49%
48%
40%
BTU
ICO
PF ANR
ACI
PCX
MEE
JRCC
CNX
WLT

(1) Based on midpoint of company guidance.

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Attractive Long-Term Coal Fundamentals

U.S. Net Internal Power Demand (GW)



850
800
750
700
650
600
760
750
765
780
793
806
(0.6%)
(1.3%)
+2.0%
+2.0%
+1.7%
+1.7%
2008
2009E
2010E
2011E
2012E
2013E

Source: Wall Street research.

U.S. Electricity Generation (bn of KWh by fuel source)



2030
Today
The U.S. without coal ?
Petroleum
Renewables
Natural Gas
Nuclear
Coal

Source: DOE and Energy Information Administration, 2009 Early Release.

Global Crude Steel Production (mt)



1,500
1,300
1,100
900
700
500
1,466
1,194
1,225
1,268
1,319
1,377
(1.0%)
(18.5%)
+2.6%
+3.5%
+4.0%
+4.4%
2008
2009E
2010E
2011E
2012E
2013E

Source: AME.

World Primary Energy Consumption



Quadrillion Btus
800
700
600
500
400
300
200
100
0
2005
2010
2015
2020
2025
2030
Petroleum
Natural Gas
Coal
Nuclear
Other

Source: Energy Information Administration, IEO 2008 Forecast.

Unyielding Growth in U.S. Electricity Demand

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U.S. electricity generation, while slowing for the third time in 30 years, is set to resume its historical growth trend.

U.S. Electricity Net Generation and Projected Demand (kWh in billions)



5,000
4,000
3,000
2,000
1,000
0
1970 1973 1976 1979 1982 1985 1988 1991 1994 1997 2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030
Net Generation
Projected Demand

Yellow shaded areas represent recessionary periods

Source: EIA.

Known Met Coal Deposits Relatively Scarce

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Known potential sources of new supply necessary to meet forecast demand are limited and challenged.



Western Canada
Appalachia
Existing supply
Potential new supply
Elga (Russia)
Tavan Tolgoi (Mongolia)
Maruwai (Indonesia)
Moatize (Mozambique)
Bowen Basin


JOY
CHRISSY KAPLAN

Financial Highlights

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.

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Comprehensive Financing Strategy

Creating an optimal capital structure, using a portion of Alpha's cash balance and preserving Foundation's debt.

- **Alpha Debt**
  - Cancel $375mm revolver and repay $233 mm Term Loan B with cash
  - Maintain $288 mm convertible notes
- **Foundation Debt**
  - Maintain $500 mm revolver and $302 mm Term Loan A, but amend select non-financial covenants
    - 94% of participating lenders consented to the amendment on 5/22/09
    - Amendment eliminates capex limitation and increases accordion feature of revolver to $200 mm
  - Maintain $298 mm senior notes, and modify select covenants via consent solicitation

Transaction is not subject to financing.

Low Leverage and Strong Liquidity

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The new Alpha will have leverage of approximately 1.2x and cash and borrowing capacity of approximately $750 mm at announcement.

($ in millions)	Maturity	As of 3/31/2009 Alpha	Foundation	Pro Forma
Cash & Equivalents		$693	$70	$409
$500 mm Foundation Revolving Credit Facility	Jul-2011	$0	$0	$0
Foundation Term Loan A	Jul-2011	--	302	302
Alpha Term Loan B	Oct-2012	233	--	--
Alpha 2.375% Convertible Notes	Apr-2015	288	--	288
Foundation 7.25% Senior Unsecured Bonds	Aug-2014	--	298	298
Other Debt		13	0	13
Total Debt		**$534**	**$600**	**$900**
Liquidity and Credit Statistics				
Cash & Equivalents		$693	$70	$409
Revolver and A/R Securitization Facility		460	500	585
Less: Letters of Credit Outstanding		(80)	(171)	(251)
Total Liquidity		**$1,073**	**$398**	**$743**
Total Debt / LTM Reported EBITDA		1.2x	2.0x	1.2x
LTM EBITDA [(1)]		$430	$295	$725

Note: LTM data as of 3/31/09.

(1) LTM EBITDA based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.

Industry Leading Liquidity and Leverage Position

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Further strategic growth opportunities – organic or M&A – would be actionable due to excellent liquidity and low leverage.

Liquidity – Cash & Revolver Capacity (1) ($ in millions)



$2,027
$1,008 (2)
$743
$666
$565
$529
$380
$98
$93
$26
BTU
Pro Forma ANR
MEE
ACI
CNX
WLT
PCX
ICO
JRCC

Leverage – Total Debt/LTM EBITDA



5.8x
2.9x
2.5x
2.2x
2.1x
1.5x
1.2x (3)
0.8x
0.4x
PCX
ICO
JRCC
MEE
ACI
BTU
Pro Forma ANR
CNX
WLT

Source: Company filings. Balance sheet data as of 3/31/09.

(1) Calculated as cash and cash equivalents plus revolver, A/R and CP facility availability, which is capacity less borrowings and LC usage.

(2) Potential revolver accordion exercise of up to $200 mm and A/R facility upsize of up to $65 mm.

(3) Based on Alpha Natural Resources, Inc. Reported EBITDA and Foundation Coal Corporation Adjusted EBITDA.

Strong Track Record of Free Cash Flow

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Both Alpha and Foundation have a strong track record of free cash flow generation. Free cash flow provides source of funds for acquisitions and organic growth.

***Historical Free Cash Flow** ($ in millions)*



$71
$44
$27
$117
$38
$78
$166
$67
$99
$361
$41
$320
$426
$88
$338
2005
2006
2007
2008
LTM 3/31/09
Alpha
Foundation

***LTM 3/31/09 Free Cash Flow vs. Peers** ($ in millions)*



$985
$426
$320
$158
($2)
($50)
($52)
($79)
($351)
BTU
Pro Forma ANR
WLT
ACI
ICO
JRCC
CNX
PCX
MEE

Source: Company filings. Balance sheet data as of 3/31/09.
Note: Free cash flow defined as operating cash flow, less capital expenditures, less LBAs.

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Meaningful Combined Synergies

Initial annual net synergies conservatively estimated at $45 million at full run-rate, with additional potential synergies to be determined post-close.

Marketing	Blending and mix optimization; freight savings; export terminal operations
Purchasing	Capital equipment; strategic supply sourcing; other services
Administrative	Audit, consulting and professional services; insurance; corporate governance
TBD	Potential synergies in: supply logistics; steam-met swaps; contract review/optimization; improved commodity trading strategies; prep plant optimization; unexplored blending opportunities; etc.

Source: Alpha management.

Robust Financial Outlook

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2010 Management Estimates

	Alpha Natural Resources	Foundation Coal Holdings, Inc.	Synergies	Total
Production (mt)	22 - 24	70 - 74	--	92 - 98
Revenue ($ bn)	$1.8 - $2.2	$1.6 - $2.0	--	$3.4 - $4.2
EBITDA ($ mm)	$375 - $425	$470 - $530	$45	$890 - $1,000
Capital Expenditures ($ mm)	$110 - $135	$240 - $290	--	$350 - $425

- Expected to be accretive to Alpha's 2010 EPS and CFPS (1)

Source: Alpha management.
(1) GAAP EPS accretion impact subject to final determination of purchase price and fair value of net assets acquired at date of closing.

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Potential Value Through Multiple Expansion

Firm Value / 2010E EBITDA


7.9x
6.7x
6.7x
5.5x
4.0x
Average Diversified Producer
Average CAPP Producer
Pro Forma ANR
Current Multiple (5/11/09)
Historical Multiple (1)

Illustrative Analysis

Illustrative Change in Multiple	Implied Change in Pro Forma Alpha Stock Price
+0.5x	14%
+1.0x	29%
+1.5x	43%
+2.0x	57%

Source: FactSet, company filings and Wall Street consensus estimates as of 5/29/09.
Note: Pro Forma 2010E EBITDA based on midpoint of management 2010E EBITDA estimate.
Diversified Producers includes BTU, CNX and ACI.
CAPP Producers includes ICO, JRCC, MEE, PCX and WLT.
(1) Based on three year average of 2-year forward multiple prior to Lehman bankruptcy (9/15/08).

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Compelling Strategic Rationale

- Increases scale and scope, creating a premier U.S. coal company
- Diversifies operating risk and balances product mix through national footprint
- Combines quality reserves creating fourth-largest reserve base in U.S.
- Blends operations well-suited to cope with near term markets and benefit from price recovery
- Ensures strong near-term cash flow supported by favorable committed position
- Produces substantial annual synergies—conservatively estimated at $45 mm—beginning in 2010
- Positions company for growth, with strong balance sheet and substantial liquidity
- Joins two experienced management teams with complementary values and established track records


JOY
FOUNDATION
COAL WEST INC.
CHRISSY KAPLAN

Alpha Natural Resources – Foundation Coal Merger

Alpha Natural Resources

FOUNDATION COAL
HOLDINGS, INC.